SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
730 Third Avenue
(No. and Street)

New York	**New York**	**10017-3206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Lynch **(212) 916-5318**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	10036
(Address)	(State)	(Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION PROCESSING

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas K. Lynch__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Teachers Personal Investors Services

____, as

of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

State of New York } ss
County of New York }
Feb. 22, 2005

Teddy Indrathaher

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2005

Thomas K Lynch
Signature

Second Vice President and Associate Controller
Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
(SEC I.D. No. 8-47051)

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Teachers Personal Investors Services, Inc.

We have audited the accompanying statement of financial condition of Teachers Personal Investors Services, Inc. (the "Company") (a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2005

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2004

Assets	
Investments, at market value (cost: $4,162,181)	$ 4,341,672
Cash	1,823,885
Interest receivable	43,229
Due from related entities	3,037
Total assets	$ 6,211,823
Liabilities and stockholder's equity	
Liabilities:	
Income tax payable	$ 957,350
Amounts due to TIAA and related entities	38,079
Deferred incomes tax payable	43,184
Total liabilities	1,038,613
Stockholder's equity	5,173,210
Total liabilities and stockholder's equity	$ 6,211,823

See notes to statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

TPIS provides services related to the distribution of variable annuity products and mutual funds; however, effective January 1, 2004, TPIS as principal underwriter for the TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds and various tuition savings products entered into an agreement with TIAA-CREF Individual & Institutional Services LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute these products on a retail basis. Accordingly, all revenue and expenses relating to distribution services on a retail basis for these entities has moved to Services.

TPIS also contracted with Services, effective January 1, 2004, to allow TPIS to distribute on a wholesale basis the certificates of various variable annuity products to third party advisers and other entities. During 2004 there have been no revenue, and minimal expenses, relating to the distribution of the variable annuity products and the mutual funds on a wholesale basis.

Cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with a Cash Disbursement and Reimbursement Agreement between TPIS and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to TPIS.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statement may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TPIS, which are in conformity with accounting principles generally accepted in the United States.

2. Significant Accounting Policies (continued)

Valuation of Investments

Investments in U.S. government securities and corporate bonds are valued at the last quoted bid prices on the valuation date while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. The resulting unrealized gains or losses are reflected in the statement of operations as the net change in unrealized appreciation on investment. TPIS's investments are held at Citibank, N.A.

3. Investments

TPIS' investments as of December 31, 2004 were comprised of the following:

	Cost	Unrealized Gains	Value
U.S. government securities	$ 188,977	$ 67,838	$ 256,815
Corporate bonds	3,969,904	111,653	4,081,557
Common stock	3,300	–	3,300
	$ 4,162,181	$ 179,491	$ 4,341,672

TPIS holds two corporate bonds and one U.S. government security. The corporate bonds have maturities of June 1, 2005 and October 1, 2006. The U.S. government security has a maturity date of May 15, 2005.

4. Income Taxes

Income taxes are provided in accordance with the liability method under which deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion of any deferred tax asset will not be realized.

TPIS has a deferred tax liability of $43,184 related to unrealized appreciation on investments.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2004, TPIS had net capital of $4,999,753, which exceeded required net capital by $4,930,512, and a ratio of aggregate indebtedness to net capital of 0.21 to 1.